[PRESS RELEASE]


FOR IMMEDIATE RELEASE

              (New York, New York -- December 6, 1996) -- The Board of Directors of Financial Services Acquisition Corporation (Nasdaq: FSAT) ("FSAC") announced today that it adopted a Stockholder Rights Plan (the "Plan"), pursuant to which one Right will be distributed as a dividend on each share of common stock of FSAC held by stockholders of record on December 16, 1996.

              Regarding the plan, Gilbert Scharf, Chairman of FSAC, stated, "Consistent with the ongoing efforts of our Board of Directors to maximize value for all stockholders, FSAC is joining the over 1,700 other publicly-traded companies that have implemented Shareholder Rights Plans. The Rights to be dividended are primarily designed to assure that all FSAC stockholders receive fair and equal treatment in the event of any acquisition of control of the Company and to guard the interests of our stockholders against partial or two-tiered tender offers, inade-quate offers, open market accumulations and other abusive or coercive takeover tactics."

              Under the Plan, if any person or group acquires beneficial ownership of 15% of FSAC's common stock (or, in the case of persons presently beneficially owning more than 15% of FSAC's common stock, beneficial ownership of shares representing an additional 5% of FSAC's common stock), holders of rights (other than the person or group crossing such threshold) will be entitled to buy FSAC stock with a market value of $45.00 for $22.50. The Rights generally may be redeemed by FSAC's Board at any time before the 10th day following the public announcement of there being a person or group crossing such threshold.

              The Rights will expire on December 6, 2006. Details of the Plan are outlined in a letter which will be mailed to all stockholders.

              (Contact: Financial Services Acquisition Corporation -- Gilbert D. Scharf, Chairman, President and Chief Executive Officer, Two World Trade Center, 84th Floor, New York, NY 10048 -- (212) 748-7000)